(212) 701-3000

August 31, 2007

VIA EDGAR

Mr. H. Christopher Owings
Assistant Director
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3651

Re:  The Great Atlantic & Pacific Tea Company, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 24, 2007
File No. 333-143212

Dear Mr. Owings:

On behalf of The Great Atlantic & Pacific Tea Company, Inc. (the “Company” or “A&P”), we hereby submit responses to the comments of the staff regarding the Company’s Amendment No 1 to its Registration Statement on Form S-4 Filed July 24, 2007 as set forth in your letter dated August 13, 2007 (the “Comment Letter”). Additionally, the Company files herewith, via EDGAR, Amendment No. 2 to its registration statement on Form S-4 (the “Registration Statement”), filed with the Commission on May 24, 2007. This amendment reflects the Company’s responses to the comments of the Staff as set forth in the Comment Letter.

Set forth below are the Staff’s comments contained in your letter and immediately following each comment is the Company’s response:

Amendment No. 1 to Registration Statement on Form S-4 filed July 24, 2007

General

1. Please update the financial information for the quarter ended June 16, 2007.

Response: We have revised the disclosure on page 16 in response to the Staff’s comment.

The Merger, page 40

Background of the Transaction, page 40

2. We note your response to comment 1 in our letter dated June 21, 2007. We reissue in part our prior comment. Please provide greater details of why Pathmark decided to sell a substantial minority interest to Yucaipa. Specifically, please elaborate briefly upon the “numerous factors” that were considered by the board.

Response: We have revised the disclosure in the discussion under “Background of the Transaction” on pages 40 through 41 in response to the Staff’s comment.

3. We note your response to prior comment 7 in our letter dated June 21, 2007. In light of the role Yucaipa played in assisting Pathmark, to the extent you have not already done so, please ensure that your discussion here includes a materially complete description of any assistance Yucaipa provided in setting the terms of the Merger Agreement, especially as it relates to financial and strategic advice.

Response: We have revised the disclosure in the discussion under “Background of the Transaction” on pages 42 through 63 in response to the Staff’s comment. Accordingly, we believe that the disclosure set forth in the Registration Statement includes a materially complete description of any assistance Yucaipa provided in setting the terms of the Merger Agreement.

Interests of Certain Persons in the Merger, page 80

4. We note the approval by the Board of additional compensatory arrangements in anticipation of the acquisition of Pathmark, as discussed in your Form 8-K that was filed June 21, 2007. Please update this discussion to discuss these arrangements, as applicable.

Response: We have revised the disclosure on page 91 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 118

Note 3–Purchase Price Allocation, page 127

5. We note your response to comments 19 and 20 of our letter dated June 21, 2007. You state that “.  .  . since the payment is treated as additional purchase price the historical net book value has been allocated to acquired net assets.” We are still unclear why payment by A&P subsequent to closing treats the debt payoff as part of the purchase price. It appears the pay-down of the Pathmark debt is a subsequent transaction and you are acquiring the debt. If you are not acquiring the debt, please disclose that fact. To the extent the pay down of the Pathmark debt is more akin to a refinancing following an acquisition, please revise your presentation to show the historical book value of Pathmark net assets acquired, including the debt and deferred financing fees with the allocation of the consideration showing the amount allocated to the fair value of the Pathmark debt.

Response: Concurrent with the acquisition of Pathmark, A&P will be required to purchase Pathmark’s senior subordinated notes. It is currently contemplated that this will be completed pursuant to a conditional tender offer made by Pathmark prior to the closing of the merger. Accordingly, A&P will not be acquiring the notes. We have revised Note 4 to the unaudited pro forma condensed combined financial information at page 137 to clarify the timing in response to the Staff’s comment.

Note 4–Financing, page 129

6. Please refer to comment 24 in our letter dated June 21, 2007. Refer us to the specific guidance you are relying upon, or your rationale in absence of guidance, in determining the dates of common stock valuation used in Black Scholes to value the 2005 warrants at consummation date and roll-over options at an average market price a few days surrounding the consummation date. In this regard, please explain the terms of the 2005 warrants that specifically impacted your decision to use a particular date to determine the respective value for pro forma presentation and purchase price at consummation. Specifically tell us why the last trading day pre-merger date for pro forma purposes is the corollary to closing date for purchase price allocation. We may have further comment.

Response:

Roll-Over Options

The Company relied on the guidance in EITF 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination” to determine the dates of common stock valuation used in Black-Scholes to value the roll-over options. We have revised Note 4, beginning at page 138, in response to the Staff’s comment.

2005 Warrants

The Company considered EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, A Company’s Own Stock” in determining that the 2005 warrants, which can potentially be net-cash settled outside the control of the company, should be classified as a liability. Therefore the warrants should be treated as an assumption of a liability rather than as a security issuance under EITF 99-12. The number of securities issued was determined as of the date the entry into the merger agreement was announced; however, because this is an assumption of a liability, the measurement date for the final purchase price will be the date the merger is consummated. A&P utilized $34.83, the closing price of A&P common stock as of June 15, 2007, the last trading day before the balance sheet to calculate the Black-Scholes value of the warrants for the purchase price for the pro forma financial statements, and will utilize the quoted closing price on the date of consummation to calculate the final purchase price and fair value of the obligation. Upon consummation of the merger, the warrant liability will be marked to market at each reporting period.

We have revised Note 4, beginning at page 138, in response to the Staff’s comment.

Note 7–Conforming Accounting Methods, page 147

7. Please refer to comment 27 in our letter dated June 21, 2007. In future filings, please revise your financial statement disclosure of significant accounting policies and self-insurance reserves to be consistent with your response. Please show us what your disclosure will look like revised.

Response: We will revise our financial statement disclosure to indicate that our estimated liability for workers’ compensation and general liability claims includes legal costs. Included below is the revision within the first paragraph of our disclosure, based on our Annual Report on Form 10-K for the fiscal year ended February 24, 2007.

Self Insurance Reserves

We estimate the required liability of such claims on a discounted basis, utilizing an actuarial method, which is based upon various assumptions, which include, but are not limited to, our historical loss experience, projected loss development factors, actual payroll, legal costs and other data. Legal expenses incurred in connection with workers’ compensation and general liability claims are charged to the specific claim to which costs pertain.

Note 8–Income Tax Effect, page 147

8. We have read your response to comment 28. We do not fully understand your response and your reasoning that the effect on tax expense would be recurring due to the expectation that the pro forma combined company expects to be in a loss position. Please supplementally explain in greater detail why the release of the A&P valuation allowance is not a material non-recurring credit that will be included in the income of the combined entity within 12 months succeeding the merger. We assume the credit is directly attributable to the merger.

Response: We have revised the unaudited pro forma condensed combined statement of operations to exclude the tax benefits which should be able to be recorded following the merger since the combined company will initially be in a net deferred tax liability position.

9. Please refer to comment 28 in our letter dated June 21, 2007. Please revise your disclosure and illustrate how you estimated the net deferred tax liability and elimination of the valuation allowance upon the purchase.

Response: We have revised Note 8, at page 140 in response to the Staff’s comment.

Where you can find more information, page 167

10. Please ensure that you update this section to incorporate by reference any additional current or periodic reports filed by each of the parties.

Response: We have revised the disclosure on page 174 in response to the Staff’s comment.

* * * * *

Comments or questions regarding any matters with respect to the Registration Statement may be directed to Daniel Zimmerman at (212) 701-3777 or John Schuster at (212) 701-3323.

Very truly yours,

/s/ John Schuster
John Schuster

cc:  Allan Richards
Chris McGarry
Kenneth W. Orce
Helene R. Banks
John M. Newell